Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1 —	Name and Address of Company
A2Z Smart Technologies Corp. (“A2Z” or the “Company”)
1600 - 609 Granville Street
Vancouver, British Columbia
V7Y 1C3

ITEM 2 —	Date of Material Change
February 3, 2022.

ITEM 3 —	News Release
A news release was disseminated on February 3, 2022 through the facilities of Accesswire and subsequently filed on SEDAR (www.sedar.com). A copy of this news release is attached hereto as Schedule “A”.

ITEM 4 —	Summary of Material Change
The Company wishes to announce that further to our press release of January 17, 2022, all closing conditions have been fulfilled and A2Z is now the 100% owner of Isramat Ltd. This strategic acquisition vertically integrates certain manufacturing capabilities for the production of A2Z’s Cust2Mate smart cart while complementing existing contract manufacturing partnerships to support anticipated worldwide growth.

ITEM 5 —	Full Description of Material Change
Please refer to the news release hereto attached as Schedule “A”.

ITEM 6 —	Reliance on Section 7.1(2) or (3) of National Instrument 51-102 of the Act
N/A

ITEM 7—	Omitted Information
N/A

ITEM 8 —	Executive Officer
The name and business number of an executive officer of the Company who is knowledgeable about the material change and this report is:

Bentsur Joseph, Chief Executive Officer
+972 3 3732288

ITEM 9 —	Date of Report
February 7, 2022

SCHEDULE “A”

News Release

A2Z Smart Technologies Closes Previously Announced Acquisition of Israel-

Based Manufacturer – Isramat Ltd

TEL AVIV, ISRAEL / February 3, 2022 / A2Z Smart Technologies Corp. (“A2Z” or the “Company”) (NASDAQ & TSXV: AZ), is pleased to announce that further to our press release of January 17, 2022, all closing conditions have been fulfilled and A2Z is now the 100% owner of Isramat Ltd (“Isramat”). This strategic acquisition vertically integrates certain manufacturing capabilities for the production of A2Z’s Cust2Mate smart cart while complementing existing contract manufacturing partnerships to support anticipated worldwide growth.

“The acquisition of Isramat is another step towards scaling our operations to meet the growing demand for our Cust2Mate smart shopping cart,” stated Joseph Bentsur, CEO of A2Z Smart Technologies. “We have already started our work with Isramat to develop a protocol that will reduce our production costs, provide enhanced margins and enable us to realize supply chain and logistics benefits.”

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is the world’s first proven-in-use mobile self-checkout shopping cart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward- looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities — that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau

Telephone: 203.972.9200

Email: jnesbett@imsinvestorrelations.com